UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month October 2015

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- . .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated October 28, 2015.	3

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Grif ols, S.A. Avinguda de Ia Generalita!152-158 08174 San!Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34 ]935 710 267 www.grifols.com GRIFOLS RELEVANTFACT Grifols S.A. Grifols hereby informs that today it has agreed a long term loan for 100 million euros with the European Investment Bank (EIB), under the new European Fund for Strategic Investments (EFSI). The loan will be used to support its investment in R&D, focusing primarily on the search for new indications for plasma proteins, including the treatment of Alzheimer's disease, vascular diseases, cardiovascular surgery and a1terial thrombosis, amongst others. The financial conditions include a fixed interest rate for a tenor of ten years with a grace period of two years. Grifols is one of the first European companies to receive a loan from the EFSI, also known as the Juncker Plan. In Barcelona, on 28 October 2015 Nfui.a Martin Barnes Secretary to the Board of Directors CERT OS OHSAS 10001 TOVRhelnland• CERT I SO 14001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: October 28, 2015

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